SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934


                        Bioject Medical Technologies Inc.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    09059T107
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  June 18, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                       [_]

Check the following box if a fee is being paid with this Statement:
                                                                       [_]

----------------------                       ---------------------------------
CUSIP NO. 09059T107             13D                       PAGE 2 OF __ PAGES
----------------------                       ---------------------------------

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[_] (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS* OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER
                                            None
                 NUMBER OF           -------------------------------------------
                  SHARES             8      SHARED VOTING POWER
               BENEFICIALLY                 1,173,800
                 OWNED BY            -------------------------------------------
                   EACH              9      SOLE DISPOSITIVE POWER
                 REPORTING                  None
                  PERSON             -------------------------------------------
                   WITH              10     SHARED DISPOSITIVE POWER
                                            1,173,800
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,173,800

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.4%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

----------------------                       ---------------------------------
CUSIP NO. 09059T107             13D                       PAGE 3 OF __ PAGES
----------------------                       ---------------------------------

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[_] (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS* OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER
                                            None
                 NUMBER OF           -------------------------------------------
                  SHARES             8      SHARED VOTING POWER
               BENEFICIALLY                 428,771
                 OWNED BY            -------------------------------------------
                   EACH              9      SOLE DISPOSITIVE POWER
                 REPORTING                  None
                  PERSON             -------------------------------------------
                   WITH              10     SHARED DISPOSITIVE POWER
                                            428,771
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           428,771

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.6%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

----------------------                       ---------------------------------
CUSIP NO. 09059T107             13D                       PAGE 4 OF __ PAGES
----------------------                       ---------------------------------

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[_] (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS* OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands

--------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER
                                            None
                 NUMBER OF           -------------------------------------------
                  SHARES             8      SHARED VOTING POWER
               BENEFICIALLY                 745,029
                 OWNED BY            -------------------------------------------
                   EACH              9      SOLE DISPOSITIVE POWER
                 REPORTING                  None
                  PERSON             -------------------------------------------
                   WITH              10     SHARED DISPOSITIVE POWER
                                            745,029
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           745,029

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.8%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           OO (see Item 2)
--------------------------------------------------------------------------------

----------------------                       ---------------------------------
CUSIP NO. 09059T107             13D                       PAGE 5 OF __ PAGES
----------------------                       ---------------------------------

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[_] (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS* OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER
                                            None
                 NUMBER OF           -------------------------------------------
                  SHARES             8      SHARED VOTING POWER
               BENEFICIALLY                 1,173,800
                 OWNED BY            -------------------------------------------
                   EACH              9      SOLE DISPOSITIVE POWER
                 REPORTING                  None
                  PERSON             -------------------------------------------
                   WITH              10     SHARED DISPOSITIVE POWER
                                            1,173,800
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,173,800

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.4%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         (a)      Common Stock, $.001 par value ("Shares")

                  Bioject Medical Technologies Inc. ("Issuer")
                  7620 SW Bridgeport Road
                  Portland, Oregon 97224
                  503-639-7221

Item 2.  Identity and Background.

     Names of Persons Filing:

     (a)  This  statement  is  filed  on  behalf  of  Paramount   Capital  Asset
          Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay A. Rosenwald (Dr. Rosenwald, and collectively with the Aries Trust, Paramount Capital and Aries Domestic, the "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald's is 787 Seventh Avenue, 48th Floor, New York, New York,
          10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust.


     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.


--------
    /1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.
    /2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.
    /3/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and direc tors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

          Since the date of Amendment No. 3 to the original Schedule 13d filing, Aries Domestic disposed of 13,071 Shares for an approximate aggregate net return of $33,069.21 and the Aries Trust disposed of 186,709 Shares for an approximate aggregate net return of $181,701.60. In addition, on June 11, 1998, the Aries Trust exercised warrants to purchase 500,000 Shares at an exercise price of $1.00 per Share issuable upon exercise of such warrants. Since June 11, 1998, the Aries Trust has disposed of an additional 255,171 Shares for an approximate aggregate net return of $185,743.20.

Item 4.   Purpose of Transaction.

          The Reporting Parties acquired Shares as an investment in the Issuer.

          Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Shares and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties have preliminarily discussed the possibility of appointing an individual who may have observer rights in connection with Board of Director meetings. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of June 25, 1998 Dr. Rosenwald and Paramount Capital, through acquisition of the Shares by the Aries Trust and Aries Domestic, beneficially owned 1,173,800 shares or 4.4% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                          Amount Owned
                                                          ------------
               Aries Domestic                             428,771 Shares
               Aries Trust                                745,029 Shares

          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those Shares owned by each of Aries Domestic and Aries Trust.

          (c) The following sales were made by Aries Domestic in the open market since Amendment No. 3:

               Date                      No. of Shares              Sales Price
               ----                      -------------              -----------
               5/11/98                      13,071                      1.750


          The following sales were made by Aries Trust in the open market since Amendment No. 3:

          Date                      No. of Shares              Sales Price
          ----                      --- -- ------              ----- -----
          5/11/98                        36,929                 1.750
          5/12/98                       100,000                 1.723
          5/13/98                        49,780                 1.703
          6/11/98                        28,371                 1.750
          6/18/98                       100,000                 1.750
          6/19/98                       110,000                 1.813
          6/25/98                        16,800                 1.750

          Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Shares during the past 60 days.

          (d)  Not applicable.

          (e) On the June 18, 1998 the Reporting Parties ceased to beneficially own 5% of the outstanding common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13d and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A-Copy of an Agreement between Dr. Rosenwald,  Paramount Capital, Aries
          Domestic and Aries Trust to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B-List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C-List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.


Exhibit D-List  of  executive   officers  and  directors  of  Aries  Trust  and
          information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   June 30, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                          Lindsay A. Rosenwald, M.D.
                                          President


                                  ARIES DOMESTIC FUND, L.P.
                                  By: Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:   June 30, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                          Lindsay A. Rosenwald, M.D.
                                          President


                                  THE ARIES TRUST
                                  By: Paramount Capital Asset Management, Inc.
                                      Investment Manager

Dated:   June 30, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                          Lindsay A. Rosenwald, M.D.
                                          President


Dated:   June 30, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                          Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

         The  undersigned   hereby  agree  to  jointly  prepare  and  file  with
regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersig ned's ownership of securities of Bioject Medical Technologies, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   June 30, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                          Lindsay A. Rosenwald, M.D.
                                          President


                                  ARIES DOMESTIC FUND, L.P.
                                  By: Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:   June 30, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                          Lindsay A. Rosenwald, M.D.
                                          President


                                  THE ARIES TRUST
                                  By: Paramount Capital Asset Management, Inc.
                                      Investment Manager

Dated:   June 30, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                          Lindsay A. Rosenwald, M.D.
                                          President


Dated:   June 30, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                          Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                   PRINCIPAL OCCUPATION
         NAME                                         OR EMPLOYMENT
         ----                                         -------------

Lindsay A. Rosenwald, M.D.         Chairman   of  the   Board,   President   of
                                   Paramount  Capital Asset  Management,  Inc.,
                                   Paramount   Capital   Investments   LLC  and
                                   Paramount Capital, Inc.

Peter Morgan Kash                  Director   of   Paramount    Capital   Asset
                                   Management,   Inc.,  Inc.,  Senior  Managing
                                   Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                   Director   of   Paramount    Capital   Asset
                                   Management, Inc., Inc., Professor, Univer sity of Southern California School of Medi-cine

Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:

                                                           PRINCIPAL OCCUPATION
         NAME                                                 OR EMPLOYMENT
         ----                                                 -------------

Paramount Capital Asset Management, Inc.                    General Partner;
                                                            Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                            PRINCIPAL OCCUPATION
         NAME                                                   OR EMPLOYMENT
         ----                                                   -------------

Paramount Capital Asset Management, Inc.                      Investment Manager

MeesPierson (Cayman) Limited                                  Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.